FEDERAL INSURANCE COMPANY

                                                       Endorsement No. 4 Revised

                                                           Bond Number: 82052988

 NAME OF ASSURED: FLAHERTY & CRUMRINE INCORPORATED/
                  PREFERRED INCOME OPPORTUNITY FUND

--------------------------------------------------------------------------------

                           REVISE ITEM 2. ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 2. in its entirety on the DECLARATIONS and substituting the following:

ITEM 2. LIMITS OF LIABILITY-DEDUCTIBLE AMOUNTS:

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted. THERE SHALL BE NO DEDUCTIBLE APPLICABLE TO ANY LOSS UNDER INSURING CLAUSE 1 SUSTAINED BY ANY INVESTMENT COMPANY.

                                                  SINGLE LOSS                  DEDUCTIBLE
 INSURING CLAUSE                                  LIMIT OF LIABILITY           AMOUNT
----------------                                  ------------------           ------
1. Employee                                       $ 525,000                    $ 0
2. On Premises                                    $ 525,000                    $ 25,000
3. In Transit                                     $ 525,000                    $ 25,000
4. Forgery or Alteration                          $ n/a                        $ n/a
5. Extended Forgery                               $ n/a                        $ n/a
6. Counterfeit Money                              $ n/a                        $ n/a
7. Threats to Person                              $ n/a                        $ n/a
8. Computer System                                $ n/a                        $ n/a
9. Voice Initiated Funds Transfer Instruction     $ n/a                        $ n/a
10. Uncollectible Items of Deposit                $ n/a                        $ n/a
11. Audit Expense                                 $ 25,000                     $ 0



This Endorsement applies to loss discovered after 12:01 a.m. on August 6, 2009.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.




Date: September 3, 2009                      By /S/ ROBERT HAMBURGER
                                               -------------------------------
                                                 Authorized Representative

ICAP Bond
Form 17-02-1582 (Ed. 5-98)                                               Page 1